    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1998

                                                      REGISTRATION NO. 333-61663

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:
                        MUNICIPAL INVESTMENT TRUST FUND

                             MULTISTATE SERIES 402
                        (FORMERLY MULTISTATE SERIES 328)
                              DEFINED ASSET FUNDS


B. NAME OF DEPOSITOR:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  UNIT INVESTMENT TRUST
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                          PAINEWEBBER INCORPORATED
                                                     1285 AVENUE OF THE
                                                          AMERICAS
                                                     NEW YORK, NY 10019

SALOMON SMITH BARNEY INC.
      388 GREENWICH
   STREET--23RD FLOOR
   NEW YORK, NY 10013
                                                  DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              ROBERT E. HOLLEY
                                                      1200 HARBOR BLVD.
                                                     WEEHAWKEN, NJ 07087

                                COPIES TO:           DOUGLAS LOWE, ESQ.
                          PIERRE DE SAINT PHALLE, DEAN WITTER REYNOLDS INC.
   LAURIE A. HESSLEIN              ESQ.                TWO WORLD TRADE
  388 GREENWICH STREET     450 LEXINGTON AVENUE      CENTER--59TH FLOOR
   NEW YORK, NY 10013       NEW YORK, NY 10017       NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on October 22, 1998, pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     DEFINED ASSET FUNDSSM
--------------------------------------------
----------------------------------



                              MUNICIPAL INVESTMENT TRUST FUND
                              MULTISTATE SERIES 402
                              (A UNIT INVESTMENT TRUST)
                              O   MICHIGAN, NEW JERSEY AND NEW YORK PORTFOLIOS
                              O   PORTFOLIOS OF LONG TERM MUNICIPAL BONDS
                              O   DESIGNED FOR FEDERALLY TAX-FREE INCOME

                              O   EXEMPT FROM SOME STATE TAXES
                              O   DISTRIBUTIONS TWICE A YEAR



SPONSORS:                      -------------------------------------------------
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.

Dean Witter Reynolds Inc.      Prospectus dated October 22, 1998.

--------------------------------------------------------------------------------

Defined Asset FundsSM

DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $115 BILLION SPONSORED OVER THE LAST 25 YEARS. DEFINED ASSET

FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL EQUITY PORTFOLIOS.

DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:
   O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
     FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.

   O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW

     WHAT YOU'RE INVESTING IN.
   O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR
     BONDS
     APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
   O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, TOLERANCE FOR RISK OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.


CONTENTS
                                                                PAGE
                                                          -----------

MICHIGAN INSURED PORTFOLIO..............................           3
   RISK/RETURN SUMMARY AND PORTFOLIO....................           3
NEW JERSEY INSURED PORTFOLIO............................           6
   RISK/RETURN SUMMARY AND PORTFOLIO....................           6
NEW YORK INSURED PORTFOLIO..............................           9

   RISK/RETURN SUMMARY AND PORTFOLIO....................           9
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................          13
   INCOME TWICE A YEAR..................................          13
   RETURN FIGURES.......................................          13
   RECORDS AND REPORTS..................................          13
THE RISKS YOU FACE......................................          14
   INTEREST RATE RISK...................................          14
   CALL RISK............................................          14
   REDUCED DIVERSIFICATION RISK.........................          14
   LIQUIDITY RISK.......................................          14
   CONCENTRATION RISK...................................          14
   STATE CONCENTRATION RISK.............................          15
   BOND QUALITY RISK....................................          17
   INSURANCE RELATED RISK...............................          17
   LITIGATION AND LEGISLATION RISKS.....................          17
SELLING OR EXCHANGING UNITS.............................          17
   SPONSORS' SECONDARY MARKET...........................          17
   SELLING UNITS TO THE TRUSTEE.........................          18
   EXCHANGE OPTION......................................          18
HOW THE FUND WORKS......................................          19
   PRICING..............................................          19
   EVALUATIONS..........................................          19
   INCOME...............................................          19
   EXPENSES.............................................          19
   PORTFOLIO CHANGES....................................          20
   FUND TERMINATION.....................................          20
   CERTIFICATES.........................................          21
   TRUST INDENTURE......................................          21
   LEGAL OPINION........................................          22
   AUDITORS.............................................          22
   SPONSORS.............................................          22
   TRUSTEE..............................................          22
   UNDERWRITERS' AND SPONSORS' PROFITS..................          23
   PUBLIC DISTRIBUTION..................................          23
   CODE OF ETHICS.......................................          23
   YEAR 2000 ISSUES.....................................          23
TAXES...................................................          23
SUPPLEMENTAL INFORMATION................................          25
FINANCIAL STATEMENTS....................................          26
   REPORT OF INDEPENDENT ACCOUNTANTS....................          26
   STATEMENTS OF CONDITION..............................          26

--------------------------------------------------------------------------------


MICHIGAN INSURED PORTFOLIO--RISK/RETURN SUMMARY



       1.  WHAT IS THE FUND'S OBJECTIVE?
           The Fund seeks interest income that is exempt from regular federal income taxes and some state and local taxes by investing in a fixed portfolio consisting primarily of 15- to 30-year municipal revenue bonds.
       2.  WHAT ARE MUNICIPAL REVENUE BONDS?
           Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects intended to generate revenue, such as airports, health care facilities, housing and municipal electric, water and sewer utilities. Generally, payments on these bonds depend solely on the revenues generated by the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.

       3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
        o The Fund plans to hold to maturity 8 long-term tax-exempt municipal bonds with an aggregate face amount of

           $3,250,000, and some short-term bonds reserved to pay the deferred sales fee. The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.
        o The bonds are rated AAA or Aaa by Standard & Poor's, Moody's or Fitch.
        o Most of the bonds cannot be called for several years, and after that they can be called at a premium declining over time to par value. Some bonds may be called earlier at par for extraordinary reasons.
        o 100% of the bonds are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).
           The Portfolio consists of municipal bonds of the following types:



                                                  APPROXIMATE
                                                   PORTFOLIO
                                                   PERCENTAGE




        o  Airports/Ports/Highways                    15%
        o  General Obligation                          9%
        o  Hospitals/Health Care                      38%
        o  Municipal Water/Sewer Utilities             7%
        o  Special Tax                                15%
        o  Universities/Colleges                      16%




       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE FUND. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o Rising interest rates, an issuer's worsening financial condition or a drop in bond ratings can reduce the price of your units.
        o Because the Fund is concentrated in hospital/health care bonds, adverse developments in these sectors may affect the value of your units.
        o Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.
        o The Fund will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.



           ALSO, THE PORTFOLIO IS CONCENTRATED IN BONDS OF MICHIGAN SO IT IS LESS DIVERSIFIED THAN A NATIONAL FUND AND IS SUBJECT TO RISKS PARTICULAR TO MICHIGAN WHICH ARE BRIEFLY DESCRIBED ON PAGE 15.



           DEFINING YOUR INCOME
           AND ESTIMATING YOUR RETURN




           WHAT YOU MAY EXPECT (Record Day: 10th day of
           each May and November)
           First payment per 1,000 units (5/25/99):          $   26.18
           Regular Semi-Annual Income per 1,000 units
           (each May and November beginning 11/25/99):       $   23.80
           Annual Income per 1,000 units:                    $   47.61
           These figures are estimates on the business day before the initial date of deposit; actual payments may vary.
           Estimated Current Return                              4.64%
           Estimated Long Term Return                            4.62%
           Returns will vary (see page 12).

--------------------------------------------------------------------------------

                       DEFINED MICHIGAN INSURED PORTFOLIO

--------------------------------------------------------------------------------

Multistate Series--402


                                                                              RATING              COST
PORTFOLIO TITLE                                  COUPON     MATURITY (1)   OF ISSUES (2)      TO FUND (3)
--------------------------------------------------------------------------------------------------------------

AIRPORTS/PORTS/HIGHWAYS (15%):
1. $500,000 Charter Cnty. of Wayne, MI, Arpt.        4.875%       12/1/23          AAA              $494,615.00
   Rev. Bonds (Detroit Metro. Wayne Cnty.
     Arpt.), Ser. 1998 B (MBIA Ins.)


GENERAL OBLIGATION (9%):


2. $250,000 Brandon Sch. Dist., Countys of           5.00          5/1/22          AAA              250,935.00
   Oakland and Lapeer, MI, G.O. Rfdg. Bonds,
     Ser. 1998 (AMBAC Ins.)
3. $35,000 Holly Area Sch. Dist., MI, Cnty.     3.35-3.60       5/1/99-00          AAA               35,157.45
   Of Oakland, G.O. Rfdg. Bonds, Ser. 1998
     (Financial Guaranty Ins.) (4)


HOSPITALS/HEALTH CARE (38%):


4. $250,000 County of Grand Traverse, MI,            4.75          7/1/22          AAA              243,052.50
   Hosp. Fin. Auth., Rev. and Rfdg. Bonds
     (Munson Healthcare Oblig. Grp.), Ser.
     1998 A (AMBAC Ins.)
5. $500,000 Michigan State Hosp. Fin. Auth.          5.25         8/15/27          AAA              510,305.00
   (The Detroit Med. Ctr. Oblig. Grp.), Hosp.
     Rev. and Rfdg. Bonds, Ser. 1997 A (AMBAC
     Ins.)
6. $500,000 Michigan State Hosp. Fin. Auth.          5.00         8/15/26          AAA              500,000.00
   (Oakwood Oblig. Grp.), Hosp. Rev. and
     Rfdg. Bonds, Ser. 1998 A (FSA Ins.)


MUNICIPAL WATER/SEWER UTILITIES (7%):


7. $250,000 City of Detroit, MI, Sewage Disp.        5.00          7/1/25          AAA              250,000.00
   Sys. Rev. Bonds, Ser. 1995 A (MBIA Ins.)


SPECIAL TAX (15%):


8. $500,000 City of Detroit, MI, Downtown            4.75          7/1/25          AAA              485,240.00
   Dev. Auth., Tax Increment Rfdg. Bonds
     (Development Area No. 1, Projs.), Ser.
     1998 A (MBIA Ins.)


UNIVERSITIES/COLLEGES (15%):


9. $500,000 Board of Trustees of Michigan            5.00         2/15/26          AAA              501,810.00
   State Univ., MI, Gen. Rev. Bonds, Ser.
     1996 A (AMBAC Ins.)



10. $25,000 Board of Ctl. of Grand Valley            4.30         10/1/01          AAA               25,554.50
    State Univ., MI, Gen. Rev. and Rfdg.
     Bonds, Ser. 1997 (MBIA Ins.) (4)
                                                                                          --------------------
                                                                                          $       3,296,669.45
                                                                                          --------------------
                                                                                          --------------------


------------------------------------
(1) Approximately 8% of the long-term bonds are callable beginning in 2005; the remaining long-term bonds are callable in 2006 and later. Some bonds could be called earlier because of extraordinary circumstances.
(2) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indiciates a Moody's Investors Service rating or by '(f)', which indicates a Fitch IBCA, Inc. rating. An AAA rating indicates highest quality bonds with a very strong capacity to pay interest and repay principal.
(3) Approximately 38% of the bonds were deposited at a premium, 23% at par and 39% at a discount from par. Sponsors' profit on deposit was $26,652.45.

(4) The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

       5.  IS THIS FUND APPROPRIATE FOR YOU?
           Yes, if you want federally tax-free income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in bonds of several different issuers.
           The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements, if you do not want a tax-advantaged investment or if you cannot tolerate any risk.




       6.  WHAT ARE THE FUND'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.



           INVESTOR FEES
                                                               2.90%
           Maximum Sales Fee (Load) on new purchases
           (as a percentage of $1,000 invested)



           You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $19.00 ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Employees of some of the Sponsors and their affiliates may pay a reduced sales fee of at least $5.00 per 1,000 units.
           The maximum sales fee is reduced if you invest at least $100,000, as follows:



                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  -----------------
           Less than $100,000                            2.90%
           $100,000 to $249,999                          2.65%
           $250,000 to $499,999                          2.40%
           $500,000 to $999,999                          2.15%
           $1,000,000 and over                           1.90%

           Maximum Exchange Fee                          1.90%


           ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                           AS A % OF      AMOUNT
                                            $1,000     PER 1,000
                                           INVESTED        UNITS
                                           ---------  -----------

                                             .062%     $    0.63
           Trustee's Fee
                                             .045%     $    0.46
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                             .040%     $    0.40
           Evaluator's Fee
                                             .050%     $    0.51
           Other Operating Expenses
                                           ---------  -----------
                                             .197%     $    2.00
           TOTAL




                                                          AMOUNT
                                                       PER 1,000
                                                           UNITS
                                                 ---------------------
                                                       $    2.00
           ORGANIZATION COSTS (deducted from
           Fund assets at the close of the
           initial offering period)



           EXAMPLE
           This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




            1 Year     3 Years     5 Years      10 Years
             $141        $184        $231         $370




           You will pay the following expenses if you do not sell your units:




            1 Year     3 Years     5 Years      10 Years
             $131        $184        $231         $370




       7.  HOW HAVE SIMILAR FUNDS PERFORMED IN THE PAST?
           In the following chart we show past performance of prior Michigan Portfolios, which had investment objectives, strategies and types of bonds substantially similar to this Fund. These prior Series differed in that they charged a higher sales fee. These prior Michigan Series were offered between March 1, 1988 and September 30, 1996 and were outstanding on June 30, 1998. OF COURSE, PAST PERFORMANCE OF PRIOR SERIES IS NO GUARANTEE OF FUTURE RESULTS OF THIS FUND. AVERAGE ANNUAL COMPOUND TOTAL RETURNS
           FOR PRIOR SERIES
           Reflecting all expenses. For periods ended 6/30/98.



                  WITH SALES FEE             NO SALES FEE
               1 YEAR       5 YEARS      1 YEAR       5 YEARS
---------------------------------------------------------------

High            6.08%        4.94%       10.14%        6.06%
Average         3.97         4.30         6.71         5.32
Low             2.39         3.78         3.37         4.69
---------------------------------------------------------------



Average
Sales fee         2.69%         5.06%



---------------------------------------------------------------

Note: All returns represent changes in unit price with distributions reinvested into the Municipal Fund Investment Accumulation Program.


       8.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.

       9.  HOW DO I BUY UNITS?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

           UNIT PRICE PER 1,000 UNITS             $1,026.42
           (as of October 21, 1998)
           Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on the previous page. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.
           UNIT PAR VALUE                                $1.00
           Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
      10.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.



      11.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays income twice a year.
           In the opinion of bond counsel when each bond was issued, interest on the bonds in this Fund is generally 100% exempt from regular federal income tax. Your income may also be exempt from some Michigan state and local personal income taxes if you live in Michigan.

           You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $5.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.
      12.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You will receive your income in cash unless you choose to compound your income by reinvesting at no sales fee in the Municipal Fund Investment Accumulation Program, Inc. This Program is an open-end mutual fund with a comparable investment objective. Income from this Program will generally be subject to state and local income taxes. For more complete information about the Program, including charges and fees, ask the Trustee for the Program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment.
           EXCHANGE PRIVILEGES
           You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.


--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS


                             FOR MICHIGAN RESIDENTS


                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1998*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------

$      0- 25,350  $      0- 42,350  18.74     3.89   4.31     4.92   5.64     6.15   6.77     7.38   8.00
$ 25,350- 61,400  $ 42,350-102,300  31.17     4.38   5.08     5.81   6.54     7.28   7.99     8.72   9.44
$ 61,400-128,100  $102,300-165,950  34.04     4.55   5.31     6.08   6.82     7.68   8.34     9.10   9.85
$128,100-278,450  $155,950-278,450  38.82     4.90   5.72     6.54   7.35     8.17   8.89     9.81  10.62
OVER $278,450        OVER $278,450  42.26     5.20   6.08     6.93   7.79     8.86   9.63    10.39  11.26



To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1998 federal income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, you should consult your own tax advisers in this regard.

--------------------------------------------------------------------------------


NEW JERSEY INSURED PORTFOLIO--RISK/RETURN SUMMARY



       1.  WHAT IS THE FUND'S OBJECTIVE?
           The Fund seeks interest income that is exempt from regular federal income taxes and some state and local taxes by investing in a fixed portfolio consisting primarily of 15- to 30-year municipal revenue bonds.
       2.  WHAT ARE MUNICIPAL REVENUE BONDS?
           Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects intended to generate revenue, such as airports, health care facilities, housing and municipal electric, water and sewer utilities. Generally, payments on these bonds depend solely on the revenues generated by the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.

       3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
        o The Fund plans to hold to maturity 7 long-term tax-exempt municipal bonds with an aggregate face amount of $3,250,000, and some short-term bonds reserved to pay the deferred sales fee. The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.
        o The bonds are rated AAA or Aaa by Standard & Poor's, Moody's or Fitch.
        o Most of the bonds cannot be called for several years, and after that they can be called at a premium declining over time to par value. Some bonds may be called earlier at par for extraordinary reasons.
        o 100% of the bonds are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).

           The Portfolio consists of municipal bonds of the following types:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE




        o  Airports/Ports/Highways                   30%
        o  General Obligation Bonds                  13%
        o  Hospitals/Health Care                     24%
        o  Parking                                   16%
        o  University/College                        17%




       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE FUND. THIS CAN
           HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o Rising interest rates, an issuer's worsening financial condition or a drop in bond ratings can reduce the price of your units.

     o  Because the Fund is concentrated in airport/port/highway bonds, adverse developments in this sector may affect the value of your units.
        o Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.
        o The Fund will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.




           ALSO, THE PORTFOLIO IS CONCENTRATED IN NEW JERSEY BONDS, SO IT IS LESS DIVERSIFIED THAN A NATIONAL FUND AND IS SUBJECT TO RISKS PARTICULAR TO NEW JERSEY WHICH ARE BRIEFLY
           DESCRIBED ON PAGE 16.



           DEFINING YOUR INCOME
           AND ESTIMATING YOUR RETURN



           WHAT YOU MAY EXPECT (Record Day: 10th day of
           each May and November)
           First payment per 1,000 units (5/25/99):          $   25.57
           Regular Semi-Annual Income per 1,000 units
           (each May and November beginning 11/25/99):       $   23.25
           Annual Income per 1,000 units:                    $   46.51
           These figures are estimates on the business day before the initial date of deposit; actual payments may vary.
           Estimated Current Return                              4.55%
           Estimated Long Term Return                            4.49%
           Returns will vary (see page 12).

--------------------------------------------------------------------------------

                          NEW JERSEY INSURED PORTFOLIO
--------------------------------------------------------------------------------

Multistate Series--402


                                                                                      RATING              COST
PORTFOLIO TITLE                                    COUPON         MATURITY (1)     OF ISSUES (2)      TO FUND (3)
----------------------------------------------------------------------------------------------------------------------
AIRPORTS/PORTS/HIGHWAYS (30%):
1. $500,000 The Port Auth. of NY and NJ,                4.375%            10/1/33          AAA    $         460,190.00
   Consol. Bonds, One Hundred Sixteenth
   Series (Financial Guaranty Ins.)
2. $500,000 Delaware River Port Auth., Port              5.00              1/1/26          AAA              507,950.00
   Dist. Proj. Bonds, Ser. 1998 B (MBIA Ins.)


GENERAL OBLIGATION BONDS (13%):


3. $435,000 The Board of Educ. of the Twp. of            4.75             7/15/21          AAA              431,976.75
   Wall, Monmouth Cnty., NJ, Sch. Bonds (FSA
   Ins.)


HOSPITALS/HEALTH CARE (24%):


4. $60,000 New Jersey Hlth. Care Fac. Fin.              3.15-           7/1/99-01          AAA               60,144.00
   Auth. Rev. Bds. (CentraState Med. Ctr.                3.55
     Oblig. Grp. Issue), Ser. 1998 (AMBAC
     Ins.) (4)
5. $500,000 New Jersey Hlth. Care Fac. Fin.              4.50              7/1/28          AAA              472,580.00
   Auth., Rev. Bds. (CentraState Med. Ctr.
     Oblig. Grp. Issue), Ser. 1998 (AMBAC
     Ins.)
6. $250,000 Camden Cnty. Imp. Auth., NJ,                 5.00            11/15/28          AAA              253,280.00
   Hlth. Sys. Rev. Bonds (Catholic Hlth. East
     Issue), Ser. 1998 B (AMBAC Ins.)


PARKING (16%):


7. $515,000 Parking Auth. of the Town of                 5.15              8/1/25       Aaa(m)              525,284.55
     Morristown, Morris Cnty., NJ, Gtd. Pkg.
   Rev. Bonds, Ser. 1998 (FSA Ins.)


UNIVERSITY/COLLEGE (17%):


8. $550,000 New Jersey Educl. Fac. Auth.,                5.20              7/1/28          AAA              569,008.00
   Rev. Bonds (Jersey City State Coll.
   Issue), Ser. 1998 E (AMBAC Ins.)
                                                                                                  --------------------
                                                                                                  $       3,280,413.30
                                                                                                  --------------------
                                                                                                  --------------------


------------------------------------
(1) Approximately 31% of the long-term bonds are callable beginning in 2005; the remaining bonds are callable beginning in 2008. Some bonds may be called earlier because of extraordinary circumstances.
(2) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indiciates a Moody's Investors Service rating or by '(f)', which indicates a Fitch IBCA, Inc. rating. An AAA rating indicates highest quality bonds with a very strong capacity to pay interest and repay principal.
(3) Approximately 57% of the bonds were deposited at a premium and 43% at a discount from par. Sponsors' profit on deposit was $19,939.55.

(4) The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

       5.  IS THIS FUND APPROPRIATE FOR YOU?
           Yes, if you want federally tax-free income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in bonds of several different issuers.
           The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements, if you do not want a tax-advantaged investment or if you cannot tolerate any risk.
       6.  WHAT ARE THE FUND'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.



           INVESTOR FEES
                                                                2.90%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $19.00 ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Employees of some of the Sponsors and their affiliates may pay a reduced sales fee of at least $5.00 per 1,000 units.
           The maximum sales fee is reduced if you invest at least $100,000, as follows:



                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  -----------------
           Less than $100,000                            2.90%
           $100,000 to $249,999                          2.65%
           $250,000 to $499,999                          2.40%
           $500,000 to $999,999                          2.15%
           $1,000,000 and over                           1.90%

           Maximum Exchange Fee                          1.90%


           ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                           AS A % OF      AMOUNT
                                            $1,000     PER 1,000
                                           INVESTED        UNITS

                                           ---------  -----------
                                             .063%     $    0.63
           Trustee's Fee
                                             .045%     $    0.46
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                             .040%     $    0.40
           Evaluator's Fee
                                             .050%     $    0.51
           Other Operating Expenses
                                           ---------  -----------
                                             .198%     $    2.00
           TOTAL




                                                          AMOUNT
                                                       PER 1,000
                                                           UNITS
                                                 ---------------------
                                                       $    2.00
           ORGANIZATION COSTS (deducted from
           Fund assets at the close of the
           initial offering period)



           EXAMPLE
           This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




            1 Year     3 Years     5 Years      10 Years
             $141        $184        $231         $371




           You will pay the following expenses if you do not sell your units:




            1 Year     3 Years     5 Years      10 Years
             $132        $184        $231         $371




       7.  HOW HAVE SIMILAR FUNDS PERFORMED IN THE PAST?
           In the following chart we show past performance of prior New Jersey Portfolios, which had investment objectives, strategies and types of bonds substantially similar to this Fund. These prior Series differed in that they charged a higher sales fee. These prior New Jersey Series were offered between March 1, 1988 and September 30, 1996 and were outstanding on June 30, 1998. OF COURSE, PAST PERFORMANCE OF PRIOR SERIES IS NO GUARANTEE OF FUTURE RESULTS OF THIS FUND. AVERAGE ANNUAL COMPOUND TOTAL RETURNS
           FOR PRIOR SERIES
           Reflecting all expenses. For periods ended 6/30/98.




                  WITH SALES FEE             NO SALES FEE
               1 YEAR       5 YEARS      1 YEAR       5 YEARS
---------------------------------------------------------------
High            5.85%        4.70%       10.78%        5.88%
Average         4.15         4.23         7.29         5.28
Low             3.11         3.79         4.52         4.74
---------------------------------------------------------------



Average
Sales fee         3.04%         5.19%


---------------------------------------------------------------


Note: All returns represent changes in unit price with distributions reinvested into the Municipal Fund Investment Accumulation Program.


       8.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.

       9.  HOW DO I BUY UNITS?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

           UNIT PRICE PER 1,000 UNITS            $1,021.37
           (as of October 21, 1998)
           Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on the previous page. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.
           UNIT PAR VALUE                                $1.00
           Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
      10.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business don the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.



      11.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays income twice a year.
           In the opinion of bond counsel when each bond was issued, interest on the bonds in this Fund is generally 100% exempt from regular federal income tax. Your income may also be exempt from some New Jersey state and local taxes if you live in New Jersey.
           You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $5.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.
      12.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You will receive your income in cash unless you choose to compound your income by reinvesting at no sales fee in the Municipal Fund Investment Accumulation Program, Inc. This Program is an open-end mutual fund with a comparable investment objective. Income from this Program will generally be subject to state and local income taxes. For more complete information about the Program, including charges and fees, ask the Trustee for the Program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment. EXCHANGE PRIVILEGES
           You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.


--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS


                            FOR NEW JERSEY RESIDENTS

--------------------------------------------------------------------------------


                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1998*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------


                  $      0- 42,350  17.08     3.62   4.22     4.82   5.43     6.03   6.63     7.24   7.84
$      0- 25,350                    17.98     3.66   4.27     4.88   5.49     6.10   6.71     7.31   7.92
$ 25,351- 61,400  $ 42,351-102,300  31.98     4.41   5.15     5.88   6.62     7.35   8.09     8.82   9.56
$ 61,401-128,100  $102,301-155,950  35.40     4.64   5.42     6.19   6.97     7.74   8.51     9.29  10.06
$128,101-278,450  $155,951-278,450  40.08     5.01   5.84     6.68   7.51     8.34   9.18    10.01  10.85
OVER $278,450        OVER $278,450  43.45     5.30   6.19     7.07   7.96     8.84   9.73    10.61  11.49


To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1998 federal income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, you should consult your own tax advisers in this regard.

--------------------------------------------------------------------------------


NEW YORK INSURED PORTFOLIO--RISK/RETURN SUMMARY



       1.  WHAT IS THE FUND'S OBJECTIVE?
           The Fund seeks interest income that is exempt from regular federal income taxes and some state and local taxes by investing in a fixed portfolio consisting primarily of 15- to 30-year municipal revenue bonds.
       2.  WHAT ARE MUNICIPAL REVENUE BONDS?
           Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects intended to generate revenue, such as airports, health care facilities, housing and municipal electric, water and sewer utilities. Generally, payments on these bonds depend solely on the revenues generated by the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.
       3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
        O The Fund plans to hold to maturity 7 long-term tax-exempt municipal bonds with an aggregate face amount of $5,000,000, and some short-term bonds reserved to pay the deferred sales charge. The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.
        o The bonds are rated AAA or Aaa by Standard & Poor's, Moody's or Fitch.
        o Most of the bonds cannot be called for several years, and after that they can be called at a premium declining over time to par value. Some bonds may be called earlier at par for extraordinary reasons.

        o  100% of the bonds are insured by AAA-rated insurance

           companies that guarantee timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).
           The Portfolio consists of municipal bonds of the following types:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE




        o  Airports/Ports/Highways                    30%
        o  Hospitals/Health Care                      15%
        o  Lease Rental                               15%
        o  Special Tax                                15%
        o  University/College                         15%
        o  Water/Sewer Utilities                      10%




       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE FUND. THIS CAN
           HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o Rising interest rates, an issuer's worsening financial condition or a drop in bond ratings can reduce the price of your units.

        o  Because the Fund is concentrated in airport/port/highway bonds, adverse developments in these sectors may affect the value of your units.
        o Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.
        o The Fund will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.




           ALSO, THE PORTFOLIO IS CONCENTRATED IN NEW YORK BONDS, SO IT IS LESS DIVERSIFIED THAN A NATIONAL FUND AND IS SUBJECT TO RISKS PARTICULAR TO NEW YORK, WHICH ARE BRIEFLY
           DESCRIBED ON PAGE 16.





           DEFINING YOUR INCOME
           AND ESTIMATING YOUR RETURN



           WHAT YOU MAY EXPECT (Record Day: 10th day of
           each May and November)
           First payment per 1,000 units (5/25/99):          $   26.04
           Regular Semi-Annual Income per 1,000 units
           (each May and November beginning 11/25/99):       $   23.67
           Annual Income per 1,000 units:                    $   47.35
           These figures are estimates on the business day before the initial date of deposit; actual payments may vary.
           Estimated Current Return                              4.65%
           Estimated Long Term Return                            4.60%
           Returns will vary (see page 12).

--------------------------------------------------------------------------------

                       DEFINED NEW YORK INSURED PORTFOLIO

--------------------------------------------------------------------------------

Multistate Series--402


                                                                                  RATING              COST
PORTFOLIO TITLE                                   COUPON       MATURITY (1)    OF ISSUES (2)      TO FUND (3)
------------------------------------------------------------------------------------------------------------------

AIRPORTS/PORTS/HIGHWAYS (30%):
1. $830,000 Metropolitan Trans. Auth., NY,             5.125%          7/1/22          AAA    $         841,885.60
     Commuter Facs. Rev. Bonds, Ser. D (MBIA
     Ins.)
2. $750,000 The Port Auth. Of NY and NJ,               4.375          10/1/33          AAA              690,285.00
   Consol. Bonds, One Hundred Sixteenth
     Series (Financial Guaranty Ins.)


HOSPITALS/HEALTH CARE (15%):


3. $750,000 Dormitory Auth. of the State of            4.50           8/15/28          AAA              697,635.00
   New York, Mental Hlth. Svcs. Facs. Imp.
     Rev. Bonds, Ser. 1998 F (AMBAC Ins.)


LEASE RENTAL (15%):


4. $750,000 Dormitory Auth. of the State of            5.00            7/1/28          AAA              753,240.00
   New York, City Univ. Sys. Consol. Third
     Gen. Resolution Rev. Bonds. Ser. 1998-2
     (MBIA Ins.)


MUNICIPAL WATER/SEWER UTILITIES (10%):


5. $495,000 New York City, NY, Muni. Wtr.              5.125          6/15/30          AAA              501,548.85
   Fin. Auth., Wtr. and Swr. Sys. Rev. Bonds,
     Fiscal Ser. 1998 B (Financial Guaranty
     Ins.)


SPECIAL TAX (15%):


6. $750,000 New York City, NY, Transitional            5.00            5/1/26          AAA              756,532.50
   Fin. Auth., Future Tax Secured Bonds,
     Fiscal Ser. 1998 C (Financial Guaranty
     Ins.)


UNIVERSITY/COLLEGE (15%):


7. $90,000 Dormitory Auth. of the State of             4.00         7/1/99-01          AAA               91,171.60
   New York, Ins. Rev. Bonds (D'Youville
     College), Ser. 1998 (MBIA Ins.) (4)
8. $675,000 Niagra Cnty., NY, Ind. Dev. Agy.,    5.25-5.375        10/1/18-23          AAA              700,728.75
   Tax-Exempt Civic Fac. Rev. Bonds (Niagra
     Univ. Proj.), Ser. 1998 A (AMBAC Ins.)
                                                                                              --------------------
                                                                                              $       5,033,027.30
                                                                                              --------------------
                                                                                              --------------------


------------------------------------
(1) Approximately 15% of the long-term bonds are callable beginning in 2005, 26% of the long-term bonds are callable beginning in 2007, and 59% of the long term bonds are callable beginning in 2008. Some bonds could be called earlier because of extraordinary circumstances.
(2) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indiciates a Moody's Investors Service rating or by '(f)', which indicates a Fitch IBCA, Inc. AAA ratings indicates highest quality bonds with a very strong capacity to pay interest and repay principal.
(3) Approximately 71% of the bonds were deposited at a premium and 29% at a discount from par. Sponsors' profit on deposit was $50,620.60.

(4) The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

       5.  IS THIS FUND APPROPRIATE FOR YOU?
           Yes, if you want federally tax-free income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in bonds of several different issuers.
           The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements, if you do not want a tax-advantaged investment or if you cannot tolerate any risk.
       6.  WHAT ARE THE FUND'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.



           INVESTOR FEES
                                                                2.90%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $19.00 ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Employees of some of the Sponsors and their affiliates may pay a reduced sales fee of at least $5.00 per 1,000 units.
           The maximum sales fee is reduced if you invest at least $100,000, as follows:



                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  ---------------
           Less than $100,000                            2.90%
           $100,000 to $249,999                          2.65%
           $250,000 to $499,999                          2.40%
           $500,000 to $999,999                          2.15%
           $1,000,000 and over                           1.90%

           Maximum Exchange Fee                          1.90%


           ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                           AS A % OF      AMOUNT
                                            $1,000     PER 1,000
                                           INVESTED        UNITS

                                           ---------  -----------
                                             .063%     $    0.63
           Trustee's Fee
                                             .046%     $    0.46
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                             .026%     $    0.26
           Evaluator's Fee
                                             .033%     $    0.33
           Other Operating Expenses
                                           ---------  -----------
                                             .168%     $    1.68
           TOTAL




                                                          AMOUNT
                                                       PER 1,000
                                                           UNITS
                                                 ---------------------
                                                       $    2.00
           ORGANIZATION COSTS (deducted from
           Fund assets at the close of the
           initial offering period)



           EXAMPLE
           This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




            1 Year     3 Years     5 Years      10 Years
             $138        $174        $214         $332




           You will pay the following expenses if you do not sell your units:




            1 Year     3 Years     5 Years      10 Years
             $128        $174        $214         $332




       7.  HOW HAVE SIMILAR FUNDS PERFORMED IN THE PAST?
           In the following chart we show past performance of prior New York Portfolios, which had investment objectives, strategies and types of bonds substantially similar to this Fund. These prior Series differed in that they charged a higher sales fee. These prior New York Series were offered between March 1, 1988 and September 30, 1996 and were outstanding on June 30, 1998. OF COURSE, PAST PERFORMANCE OF PRIOR SERIES IS NO GUARANTEE OF FUTURE RESULTS OF THIS FUND.
           AVERAGE ANNUAL COMPOUND TOTAL RETURNS
           FOR PRIOR SERIES
           Reflecting all expenses. For periods ended 6/30/98.



                  WITH SALES FEE             NO SALES FEE
               1 YEAR       5 YEARS      1 YEAR       5 YEARS
---------------------------------------------------------------
High            6.94%        5.26%       11.62%        6.02%
Average         4.47         4.41         7.72         5.44
Low             2.18         3.81         4.79         4.76
---------------------------------------------------------------



Average
Sales fee         3.17%         5.11%


---------------------------------------------------------------

Note: All returns represent changes in unit price with distributions reinvested into the Municipal Fund Investment Accumulation Program.

       8.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.



       9.  HOW DO I BUY UNITS?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

           UNIT PRICE PER 1,000 UNITS           $1,018.59
           (as of October 21, 1998)

           Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on the previous page. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.
           UNIT PAR VALUE                              $1.00
           Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.



      10.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.



      11.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays income twice a year.
           In the opinion of bond counsel when each bond was issued, interest on the bonds in this Fund is generally 100% exempt from regular federal income tax. Your income may also be exempt from New York state and local personal income taxes if you live in New York.
           You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $5.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.
      12.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You will receive your income in cash unless you choose to compound your income by reinvesting at no sales fee in the Municipal Fund Investment Accumulation Program, Inc. This Program is an open-end mutual fund with a comparable investment objective. Income from this Program will generally be subject to state and local income taxes. For more complete information about the Program, including charges and fees, ask the Trustee for the Program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment. EXCHANGE PRIVILEGES
           You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.

--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS

                          FOR NEW YORK CITY RESIDENTS
--------------------------------------------------------------------------------



                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1998*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%     7%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------

$      0- 25,350  $      0- 42,350  24.55     3.38   4.64     5.30   5.96     6.63   7.29     7.95   8.62     9.28
$ 25,350- 61,400  $ 42,350-102,300  36.14     4.70   5.48     6.28   7.05     7.83   8.61     9.40  10.18    10.96
$ 61,400-128,100  $102,300-155,950  38.80     4.90   5.72     6.54   7.35     8.17   8.99     9.80  10.62    11.44
$128,100-278,450  $155,950-278,450  43.24     5.29   6.17     7.05   7.83     8.81   9.69    10.57  11.45    12.83
OVER $278,450        OVER $278,450  46.43     5.60   6.53     7.47   8.40     9.33  10.27    11.20  12.13    13.07


--------------------------------------------------------------------------------


                          FOR NEW YORK STATE RESIDENTS
--------------------------------------------------------------------------------



                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1998*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       3%     3.5%     4%     4.5%     5%     5.5%     6%     6.5%     7%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF


--------------------------------------------------------------------------------

$      0- 25,350  $      0- 42,350  20.82     3.79   4.42     5.05   5.68     6.31   6.95     7.58   8.21     8.84
$ 25,350- 61,400  $ 42,350-102,300  32.93     4.47   5.22     5.96   6.71     7.46   8.20     8.95   9.69    10.44
$ 61,400-128,100  $102,300-155,950  35.73     4.67   5.45     6.22   7.00     7.78   8.56     9.34  10.11    10.69
$128,100-278,450  $155,950-278,450  40.38     5.03   5.87     6.71   7.55     8.39   9.23    10.06  10.90    11.74
OVER $278,450        OVER $278,450  43.74     5.33   6.22     7.11   8.00     8.89   9.78    10.66  11.55    12.44



To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1998 federal and applicable State (and City) income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax or personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deduction. Consequently, you should consult your own tax advisers in this regard.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME TWICE A YEAR

The Fund will pay you regular income twice a year. Your income may vary because of:
   o elimination of one or more bonds from the Fund's portfolio because of calls, redemptions or sales;
   o a change in the Fund's expenses; or
   o the failure by a bond's issuer to pay interest.

Changes in interest rates generally will not affect your income because the portfolio is fixed.

Along with your income, you will receive your share of any available bond principal.

RETURN FIGURES

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

Estimated Current Return equals the estimated annual cash to be received from the bonds in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):


 Estimated Annual                  Estimated
 Interest Income        -       Annual Expenses
-------------------------------------------------
                   Unit Price


Estimated Long Term Return is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the bonds in the Fund. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

Yields on individual bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

RECORDS AND REPORTS

You will receive:
o a statement of income payments twice a year;
o a notice from the Trustee when new bonds are deposited in exchange or substitution for bonds originally deposited;
o an annual report on Fund activity; and
o annual tax information. This will also be sent to the IRS. You must report the amount of tax-exempt interest received during the year.

You may request:
o copies of bond evaluations to enable you to comply with federal and state tax reporting requirements; and
o audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

INTEREST RATE RISK

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, bonds with longer maturities will change in value more than bonds with shorter maturities. Bonds in the Fund are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Fund. Of course, we cannot predict how interest rates may change.

CALL RISK


Many bonds can be prepaid or 'called' by the issuer before their stated maturity. For example, some bonds may be required to be called pursuant to mandatory sinking fund provisions.


Also, an issuer might call its bonds during periods of falling interest rates,

if the issuer's bonds have a coupon higher than current market rates.

An issuer might call its bonds in extraordinary cases, including if:

o it no longer needs the money for the original purpose;
o the project is condemned or sold;
o the project is destroyed and insurance proceeds are used to redeem the bonds;
o any related credit support expires and is not replaced; or
o interest on the bonds become taxable.


If the bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity. An early call at par of a premium bond will reduce your return.

REDUCED DIVERSIFICATION RISK

If many investors sell their units, the Fund will have to sell bonds. This could reduce the diversification of your investment and increase your share of Fund expenses.

LIQUIDITY RISK

You can always sell back your units, but we cannot assure you that a liquid trading market will always exist for the bonds in the portfolio, especially since current law may restrict the Fund from selling bonds to any Sponsor. The bonds will generally trade in the over-the-counter market. The value of the bonds, and of your investment, may be reduced if trading in bonds is limited or absent.

CONCENTRATION RISK

When a certain type of bond makes up 25% or more of the portfolio, it is said to be 'concentrated' in that bond type, which makes the Portfolio less diversified.


Here is what you should know about the Michigan Portfolio's concentration in hospital and health care bonds.

   o payment for these bonds depends on revenues from private third-party payors and government programs, including Medicare and Medicaid, which have generally undertaken cost containment measures to limit payments to health care providers;
   o hospitals face competition resulting from hospital mergers and affiliations;
   o hospitals need to reduce costs as HMOs increase market penetration and hospital supply and drug companies raise prices; and
   o hospitals and health care providers are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance.

Here is what you should know about each of the New Jersey and New York Portfolio's concentration in airport, port, highway and transit authority bonds:


Airport, port, highway and transit authority revenue bond are dependent for payment on revenues from financial projects including:
   o user fees from ports and airports;
   o tolls on turnpikes and bridges;
   o rents from buildings;
   o transit fare revenues; and
   o additional financial resources including
      --federal and state subsidies,
      --lease rentals paid by state or local governments, or --the pledge of a special tax such as a sales tax or a property tax.

Airport income is largely affected by:
   o increased competition;
   o excess capacity; and
   o increased fuel costs.


Changes to the portfolio from bond redemptions, maturities and sales may affect the Fund's concentrations over time.

STATE CONCENTRATION RISK

MICHIGAN RISKS

Generally


Because Michigan's leading sectors are closely integrated with the manufacturing of durable goods, its economy is more cyclical than non-industrial states and the nation as a whole. As a result:

   o any substantial national economic downturn will likely hurt Michigan's economy and its state and local governments;


   o because the state is highly reliant on the auto industry, its economy could be hurt by changes in that industry, expecially consolidation, plant closings and labor disputes;

   o while in the past the state's unemployment rate was higher than the national average, for several years it has been near or below the national average.

Certain tax changes have reduced or changed the mix of tax revenues of the state and local governments. In recent years:

   o the state sales tax rate was raised;

   o the income tax rate was lowered;

   o an annual cap was imposed on property tax assessment increases; and

   o property taxes used for school funding were cut, and now schools are paid for by a combination of property taxes and general state revenues.

In addition, certain state laws limit the overall amount of state revenues that can be raised from taxes, which could affect State operations and restrict the sharing of revenue with local governments. This, combined with the above tax changes, could hurt the value of Michigan bonds in the portfolio or make it more difficult for Michigan's local governments to pay their debt service.

The state's general obligation bonds are rated Aa by Moody's, AA+ by Standard & Poor's and AA by Fitch.

NEW JERSEY RISKS

State and Local Government

Certain features of New Jersey law could affect the repayment of debt:

   o the State of New Jersey and its agencies and public authorities issue general obligation bonds, which are secured by the full faith and credit of the state, backed by its taxing authority, without recourse to specific sources of revenue, therefore, any liability to increase taxes could impair the state's ability to repay debt; and

   o the state is required by law to maintain a balanced budget, and state spending for any given municipality or county cannot increase by more than 5% per year. This limit could make it harder for any particular county or municipality to repay its debts.

In recent years the state budget's main expenditures have been

   o elementary and secondary education, and

   o state agencies and programs, including police and corrections facilities, higher education, and environmental protection.

The state's general obligations are rated Aa1 by Moody's and AA+ by Standard & Poor's.



NEW YORK RISKS

Generally

For decades, New York's economy has trailed the rest of the nation. Both the state and New York City have experienced long-term structural imbalances between revenues and expenses, and have repeatedly relied substantially on non-recurring measures to achieve budget balance. The pressures that contribute to budgetary problems at both the state and local level include:

   o the high combined state and local tax burden;

   o a decline in manufacturing jobs, leading to above-average unemployment;

   o sensitivity to the financial services industry; and

   o dependence on federal aid.

State Government

The State government frequently has difficulty approving budgets on time. Budget gaps of $1 billion and $4 billion are projected for the next two years. The State's general obligation bonds are rated A by Standard & Poor's and A2 by Moody's. There is $37 billion of state-related debt outstanding.

New York City Government

Even though the City had budget surpluses each year from 1981, budget gaps of $2 billion are projected for each of the next three years. New York City faces fiscal pressures from:

   o aging public facilities that need repair or replacement;

   o welfare and medical costs;

   o expiring labor contracts; and

   o a high and increasing debt burden.

The City requires substantial state aid, and its fiscal strength depends heavily on the securities industry. Its general obligation bonds are rated A-by Standard & Poor's and A3 by Moody's.

BOND QUALITY RISK

A reduction in a bond's rating may decrease its value and, indirectly, the value of your investment in the Fund.

INSURANCE RELATED RISK


All of the bonds are backed by insurance companies (as shown under Defined

Portfolios). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of the insurance companies is generally rated AAA by Standard & Poor's or another nationally recognized rating organization. The insurance company ratings are subject to change at any time at the discretion of the rating agencies.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

Future tax legislation could affect the value of the portfolio by:
   o limiting real property taxes,
   o reducing tax rates,
   o imposing a flat or other form of tax, or
   o exempting investment income from tax.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:
   o adding the value of the bonds, net accrued interest, cash and any other Fund assets;
   o subtracting accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining installments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained the secondary market continuously for over 25 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold Unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the agent for the Sponsors will select bonds to be sold. Bonds will be selected based on market and credit factors. These sales could be made at times when the bonds would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

If you acquire 25% or more of the outstanding units of the Fund and you sell units with a value exceeding $250,000, the Trustee may choose to pay you 'in kind' by distributing bonds and cash with a total value equal to the price of those units. The Trustee will try to distribute bonds in the portfolio pro rata, but it reserves the right to distribute only one or a few bonds. The Trustee will act as your agent in an in kind distribution and will either hold the bonds for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of bonds distributed in kind.

There could be a delay in paying you for your units:
   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and
   o for any other period permitted by SEC order.

EXCHANGE OPTION

You may exchange units of certain Defined Asset Funds for units of this Fund at a maximum exchange fee of 1.90%. You may exchange units of this Fund for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. To exchange units, you should talk to your financial professional about what funds are exchangeable, suitable and currently available.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

HOW THE FUND WORKS

PRICING

The price of a unit includes interest accrued on the bonds, less expenses, from the initial date of deposit up to, but not including, the settlement date, which is usually three business days after the purchase date of the unit.

Bonds also carry accrued but unpaid interest up to the initial date of deposit. To avoid having you pay this additional accrued interest (which earns no return) when you buy, the Trustee advances this amount to the Sponsors. The Trustee recovers this advance from interest received on the bonds.

In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Fund including:
   o cost of initial preparation of legal documents;
   o federal and state registration fees;
   o initial fees and expenses of the Trustee;
   o initial audit; and
   o legal expenses and other out-of-pocket expenses.

EVALUATIONS

An independent Evaluator values the bonds on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Bond values are based on current bid or offer prices for the bonds or comparable bonds. In the past, the difference between bid and offer prices of publicly offered tax-exempt bonds has ranged from 0.5% of face amount on actively traded issues to 3.5% on inactively traded issues; the difference has averaged between 1 and 2%.

INCOME

Interest on any bonds purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the bonds are delivered to the Fund. The Trustee may reduce its fee to provide you with tax-exempt income for this non-accrual period. If a bond is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the bond as failed.

The Trustee credits interest to an Income Account and other receipts to a Capital Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:
   o to reimburse the Trustee for the Fund's operating expenses;
   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
   o costs of actions taken to protect the Fund and other legal fees and expenses;
   o expenses for keeping the Fund's registration statement current; and
   o Fund termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 45 cents per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

Quarterly deferred sales fees you owe are paid with interest and principal from certain bonds. If these amounts are not enough, the rest will be paid out of distributitons to you from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell bonds if cash is not available.

PORTFOLIO CHANGES

The Sponsors and Trustee are not liable for any default or defect in a bond; if a contract to buy any bond fails in the first 90 days of the Fund, we generally will deposit a replacement tax-exempt bond with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep bonds in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a bond in certain cases if we believe that certain adverse credit conditions exist or if a bond becomes taxable.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of bonds that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:
   o diversity of the portfolio;
   o size of the Fund relative to its original size;
   o ratio of Fund expenses to income;
   o current and long-term returns;
   o degree to which units may be selling at a premium over par; and
   o cost of maintaining a current prospectus.

FUND TERMINATION

The Fund will terminate following the stated maturity or sale of the last bond in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of bonds deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining bonds, and you will receive your final distribution. Any bond that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling bonds. This may reduce the amount you receive as your final distribution.

CERTIFICATES

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

TRUST INDENTURE

The Fund is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
   o to cure ambiguities;
   o to correct or supplement any defective or inconsistent provision;
   o to make any amendment required by any governmental agency; or
   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).
Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
   o it fails to perform its duties and the Sponsors determine that its replacement is in your best interest; or
   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.
Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
   o remove it and appoint a replacement Sponsor;
   o liquidate the Fund; or
   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as counsel for the Sponsors, has given an opinion that the units are validly issued. Special counsel located in the relevant states have given state and local tax opinions.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statements of Condition included in this prospectus.

SPONSORS

The Sponsors and their underwriting percentages are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,

Princeton, NJ 08543-9051                                                  61.74%

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of The Travelers Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013                                                        12.17%
DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048                                                         6.52%
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019                                                        19.57%
                                                100.00%


Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Bank of New York, Unit Investment Trust Department, Box 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the bonds shown under Defined Portfolios. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.


A Sponsor or Underwriter may realize profits or sustain losses on bonds in the Fund which were acquired from underwriting syndicates of which it was a member. We bought approximately 17% of the bonds in the New Jersey Portfolio and 15% of the bonds in the New York Portfolio from one or more of the Sponsors (as sole underwriter, managing underwriter or member of an underwriting syndicate).


During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

In the initial offering period, the concession to dealers will be $21 per 1,000 units. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Fund and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Fund.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

At the date of issue of each bond, counsel for the issuer delivered an opinion to the effect that interest on the bond is exempt from regular federal income tax. However, interest may be subject to state and local taxes and federal alternative minimum tax. Neither we nor our counsel have reviewed the issuance of the bonds, related proceedings or the basis for the opinions of counsel for the issuers. We cannot assure you that the issuer (or other users of bond proceeds) have complied or will comply with any requirements necessary for a bond to be tax-exempt. If any of the bonds were determined not to be tax-exempt, you could be required to pay income tax for current and prior years, and if the Fund were to sell the bond, it might have to sell it at a substantial discount.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each bond in the Fund.

INCOME OR LOSS UPON DISPOSITION

When all or part of your share of a bond is disposed of (for example, when the Fund sells, exchanges or redeems a bond or when you sell or exchange your units), you will generally recognize capital gain or loss. Your gain, however, will generally be ordinary income to the extent of any accrued 'market discount'. Generally you will have market discount to the extent that your basis in a bond when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount bond, the issue price increased by original issue discount that has accrued on the bond before your purchase). You should consult your tax adviser in this regard.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment on each bond for more than one year and short-term if you held it for one year or less. If you are an individual and sell your units after holding them for more than one year, you may be entitled to a 20% maximum federal tax rate on any resulting gains. Consult your tax adviser in this regard. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses.

YOUR BASIS IN THE BONDS

Your aggregate basis in the bonds will be equal to the cost of your units, including any sales charges and the organizational expenses you pay, adjusted to reflect any accruals of 'original issue discount,' 'acquisition premium' and 'bond premium'. You should consult your tax adviser in this regard.

EXPENSES

If you are not a corporate investor, you will not be entitled to a deduction for your share of fees and expenses of the Fund. Also, if you borrowed money in order to purchase or carry your units, you will not be able to deduct the interest on this borrowing for federal income tax purposes. The IRS may treat your purchase of units as made with borrowed money even if the money is not directly traceable to the purchase of units.

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation. If you are a New York taxpayer, your income from the Fund will not be tax-exempt in New York except to the extent that the income is earned on bonds that are tax-exempt for New York purposes. Depending on where you live, your income from the Fund may be subject to state and local taxation. You should consult your tax adviser in this regard.


MICHIGAN TAXES

In the opinion of Miller Caufield, Bloomfield Hills, Michigan, special counsel on Michigan tax matters:

Under the income tax laws of the State of Michigan, the Fund will not be taxed as a corporation. If you are a Michigan taxpayer, your interest income from the Fund will not be tax-exempt in Michigan except to the extent that the interest is earned on bonds that are tax-exempt for Michigan purposes. Capital gain distributions and capital gain or loss on your Fund units themselves will be subject to Michigan income tax. Depending on where you live, your income from the Fund may be subject to state and local taxation. You should consult your tax adviser in this regard.



NEW JERSEY TAXES

In the opinion of Drinker Biddle & Reath, Philadelphia, Pennsylvania, special counsel on New Jersey tax matters:

The Fund will not be taxed as a corporation under the current income tax laws of the State of New Jersey. Your income from the Fund may be subject to taxation depending on where you live. If you are a New Jersey taxpayer your income from the Fund (including gains on sales of bonds by the Fund) and gains on sales of Units by you will be tax-exempt to the extent that income and gains are earned on bonds that are tax-exempt for New Jersey purposes. You should consult your tax adviser as to the consequences to you with respect to any investment you make in the Fund.




SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of bonds that may be in the Fund's portfolios, general risk disclosure concerning any insurance securing certain bonds, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Multistate Series--402, Defined Asset Funds (Michigan Insured, New Jersey Insured and New York Insured Trusts) (the 'Fund'):


We have audited the accompanying statements of condition and the related defined portfolios included in the prospectus of the Fund as of October 22, 1998. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statements of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fund as of October 22, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
October 22, 1998



                 STATEMENTS OF CONDITION AS OF OCTOBER 22, 1998

TRUST PROPERTY


                                                                                      NEW JERSEY               NEW YORK
                                                           MICHIGAN INSURED            INSURED                 INSURED
                                                              PORTFOLIO               PORTFOLIO               PORTFOLIO
                                                         --------------------    --------------------    --------------------
Investments--Bonds and Contracts to purchase Bonds(1)    $       3,296,669.45    $       3,280,413.30    $       5,033,027.30
Cash                                                                 6,500.00               6,500.00               10,000.00
Accrued interest to initial date of deposit on underlying
  Bonds                                                             36,607.85                33,569.58               55,810.94
                                                         --------------------    --------------------    --------------------
     Total                                               $       3,339,777.30    $       3,320,482.88    $       5,098,838.24
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities:
     Advance by Trustee for accrued interest(2)          $          36,607.85    $          33,569.58    $          55,810.94
     Reimbursement of Sponsors for organization
      expenses(3)                                                    6,500.00                6,500.00               10,000.00
                                                         --------------------    --------------------    --------------------
     Subtotal                                                       43,107.85               40,069.58               65,810.94
                                                         --------------------    --------------------    --------------------
Interest of Holders of units of fractional undivided
  interest outstanding
  (Michigan Insured Portfolio--3,250,000; New Jersey
  Insured Portfolio-- 3,250,000; New York Insured
  Portfolio--5,000,000)
     Cost to investors(3)(4)(5)                                  3,335,864.45            3,319,445.80            5,092,927.30
     Organization expenses(3) and gross underwriting
      commissions(4)                                               (39,195.00)             (39,032.50)             (59,900.00)
                                                         --------------------    --------------------    --------------------
     Subtotal                                                    3,296,669.45            3,280,413.30            5,033,027.30
                                                         --------------------    --------------------    --------------------
     Total                                               $       3,339,777.30    $       3,320,482.88    $       5,098,838.24
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------


---------------
         (1) Aggregate cost to the Fund of the bonds listed under each portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the initial date of deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $8,618,586.76 deposited with the Trustee. The amount of the letter of credit includes $8,537,787.20 for the purchase of $8,730,000 face amount of the bonds, plus $80,799.56 for accrued interest.

         (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
         (3) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors to the Sponsors will be satisfied.
         (4) Assumes the maximum up-front sales fee per 1,000 units of 1.00% of the Public Offering Price. A deferred sales fee of $19.00 per 1,000 units is payable over a two-year period ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Distributions will be made to an account maintained by the Trustee from which the deferred sales fee obligation of the investors will be satisfied. If units are redeemed prior to the end of second anniversary of the Fund, the remaining portion of the deferred sales fee applicable to such units will be transferred to the account on the redemption date.
         (5) Aggregate Unit Price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

                             Defined
                             Asset FundsSM


HAVE QUESTIONS ?                         MUNICIPAL INVESTMENT TRUST FUND

Request the most                         MULTISTATE SERIES 402

recent free Information                  (A Unit Investment Trust)
Supplement that gives more               ---------------------------------------
details about the Fund,                  This Prospectus does not contain
by calling:                              complete information about the

The Bank of New York                     investment company filed with the
1-800-221-7771                           Securities and Exchange Commission in

                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.

                                         333-61663) and
                                         o Investment Company Act of 1940 (file

                                         no. 811-1777).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.



                                                     70149--10/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
Salomon Smith Barney Inc. ................................       8-8177
PaineWebber Incorporated..................................      8-16267
Dean Witter Reynolds Inc. ................................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
Salomon Smith Barney Inc. ................................     13-1912900
PaineWebber Incorporated..................................     13-2638166
Dean Witter Reynolds Inc. ................................     94-0899825

The Bank of New York, Trustee.............................     13-4941102



                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                   SERIES OF MUNICIPAL INVESTMENT TRUST FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
     SERIES NUMBER                                              FILE NUMBER
--------------------------------------------------------------------------------
Multistate Series 401                                                 333-57375



                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


 1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Defined Asset Funds Municipal Defined Fund Series 2, 1933 Act File No. 333-61285).
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'How The Fund Works--'Legal Opinion' in the Prospectus.
 4.1    --Consent of the Evaluator.
 5.1    --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to Amendment No. 4 to the Registration Statement of Municipal Investment Trust Fund, Insured Series--207, 1933 Act File No. 33-54037).

                              DEFINED ASSET FUNDS
                        MUNICIPAL INVESTMENT TRUST FUND
                               MULTISTATE SERIES
                                   SIGNATURES

      The registrant hereby identifies the series number of Defined Asset Funds listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY

AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 22ND DAY OF OCTOBER, 1998.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      STEPHEN L. HAMMERMAN
      DAVID H. KOMANSKY
      JOHN L. STEFFENS

      ERNEST V. FABIO

      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753,
                                                              33-55073,
                                                              333-41765 and
                                                              333-10441


      JAMES DIMON
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)